SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: November 27, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's Audited Consolidated Financial Statements for the years ended August 31, 2009, 2008 and 2007, Management Discussion and Analysis for the years ended August 31, 2009 and 2008, and CEO and CFO Certifications of Annual Filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

James Sinclair

Date:   November 27, 2009

James E. Sinclair,

Chief Executive Officer

Exhibit 1

Consolidated Financial Statements (Expressed in Canadian dollars) TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Years ended August 31, 2009, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Tanzanian Royalty Exploration Corporation

We have audited the accompanying consolidated balance sheets of Tanzanian Royalty Exploration Corporation (the Company) as of August 31, 2009 and 2008 and the related consolidated statements of operations, comprehensive loss and deficit, and cash flows for each of the years in the three-year period ended August 31, 2009.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2009 and 2008 and the results of its operations and its cash flows for each of the year in the three-year period ended August 31, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 13 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 27, 2009 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  KPMG LLP

Chartered Accountants

Vancouver, Canada

October 27, 2009, except for note 12
which is as of November 11, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Tanzanian Royalty Exploration Corporation

We have audited Tanzanian Royalty Exploration’s (the Company) internal control over financial reporting as of August 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.  The following material weakness has been identified and included in management's assessment:  the Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties with respect to financial reporting matters and internal control over financial reporting.

Tanzanian Royalty Exploration Corporation

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of August 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive loss and deficit, and cash flows for each of the years in the three-year period ended August 31, 2009.  This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the August 31, 2009 consolidated financial statements, and this report does not affect our report dated October 27, 2009, except for note 12 which is as of November 11, 2009, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of August 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/  KPMG LLP

Chartered Accountants

Vancouver, Canada

October 27, 2009

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Balance Sheets (Expressed in Canadian dollars) August 31, 2009 and 2008
		2009	2008

Assets

Current assets:
	Cash and cash equivalents	$1,165,746	$1,195,237
	Accounts and other receivables	43,516	75,021
	Inventory	347,407	452,339
	Prepaid expenses	70,720	88,340
		1,627,389	1,810,937

Mineral properties and deferred exploration costs (note 3)		26,950,430	24,360,343

Equipment and leasehold improvements (note 4)		707,386	794,014

		$29,285,205	$26,965,294

Liabilities and Shareholders’ Equity

Current liabilities:
	Accounts payable and accrued liabilities (note 8)	$644,477	$502,777
	Current portion of obligations under capital lease (note 5)	39,693	43,626
		684,170	546,403

Obligations under capital lease (note 5)		-	38,435

Shareholders’ equity:
	Share capital (note 7(b))	68,111,716	61,705,400
	Share subscriptions received (note 12)	473,211	-
	Contributed surplus (note 7(e))	472,578	399,690
	Deficit	(40,456,470)	(35,724,634)
		28,601,035	26,380,456

Nature of operations (note 1)
Commitments (notes 3 and 9)
Subsequent events (note 12)

		$29,285,205	$26,965,294

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“James E. Sinclair”	Director	“Norman Betts”	Director

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian dollars)

Years ended August 31, 2009, 2008 and 2007

	2009	2008	2007

Expenses:
Amortization	$100,563	$101,597	$104,511
Annual general meeting	64,214	63,967	74,847
Consulting and management fees	276,514	230,086	202,561
Directors’ fees	446,927	437,567	379,584
Insurance	101,798	91,084	109,696
Memberships, courses and publications	9,262	3,819	4,092
Office and administration	91,263	126,866	115,120
Office rentals	76,545	63,216	65,918
Press releases	1,260	16,554	54,732
Printing and mailing	26,217	32,376	34,336
Professional fees	481,179	394,628	378,429
Promotions and shareholder relations	22,292	17,561	50,793
Salaries and benefits	1,373,991	1,002,562	622,168
Stock-based compensation	62,401	118,976	148,102
Telephone and fax	17,274	21,005	19,641
Training	370	459	2,908
Transfer agent and listing	228,023	203,459	128,509
Travel and accommodation	87,820	46,513	78,221
Other	8,193	-	-
	3,476,106	2,972,295	2,574,168

Other expenses (earnings):
Consulting income	-	(87,615)	-
Foreign exchange	10,738	73,585	125,457
Interest, net	14,786	(15,254)	(19,757)
Gain on sale of short-term investments	-	-	(54,723)
Property investigation costs	22,797	82,556	31,291
Write-off of mineral properties and deferred exploration costs (note 3)	1,207,409	672,478	1,265,033
	1,255,730	725,750	1,347,301

Loss and comprehensive loss for the year	(4,731,836)	(3,698,045)	(3,921,469)

Deficit, beginning of year	(35,724,634)	(32,026,589)	(28,105,120)

Deficit, end of year	$(40,456,470)	$(35,724,634)	$(32,026,589)

Basic and diluted loss per share	$(0.05)	$(0.04)	$(0.05)

Weighted average number of shares outstanding	89,041,180	87,372,662	86,486,098

See accompanying notes to consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Statements of Cash Flows (Expressed in Canadian dollars) Years ended August 31, 2009, 2008 and 2007
	2009	2008	2007

Cash provided by (used in):

Operations:
Loss for the year	$(4,731,836)	$(3,698,045)	$(3,921,469)
Items not affecting cash:
Amortization	100,563	101,597	104,511
Stock-based compensation	62,401	118,976	148,102
Non-cash directors’ fees	323,622	303,883	260,312
Gain on sale of short-term investments	-	-	(54,723)
Write-off of mineral properties and deferred exploration costs	1,207,409	672,478	1,265,033
	(3,037,841)	(2,501,111)	(2,198,234)
Changes in non-cash working capital:
Accounts receivable and other receivables	31,505	(3,246)	(52,951)
Inventory	104,932	(78,811)	(215,148)
Prepaid expenses	17,620	13,140	(21,023)
Accounts payable and accrued liabilities	141,700	(63,406)	6,871
	(2,742,084)	(2,633,434)	(2,480,485)

Investing:
Mineral properties and exploration expenditures (note 3)	(4,110,628)	(2,930,406)	(2,616,921)
Option payments received and recoveries	416,313	390,246	292,583
Equipment and leasehold improvement expenditures	(13,935)	(82,819)	(51,492)
Sale of short-term investments, net	-	-	173,472
	(3,708,250)	(2,622,979)	(2,202,358)

Financing:
Share capital issued - net of issuance costs	5,990,000	4,880,026	750,000
Shares issued for options exercised	-	-	59,250
Share subscriptions received	473,211	-	2,344,971
Repayment of obligations under capital lease	(42,368)	(30,646)	(43,657)
	6,420,843	4,849,380	3,110,564

Decrease in cash and cash equivalents	(29,491)	(407,033)	(1,572,279)

Cash and cash equivalents, beginning of year	1,195,237	1,602,270	3,174,549

Cash and cash equivalents, end of year	$1,165,746	$1,195,237	$1,602,270

Supplementary information:
Interest received, net	$(14,786)	$15,254	$19,757
Non-cash transactions:
Mineral property recoveries by way of marketable securities	-	-	118,750
Stock-based compensation capitalized to mineral properties	103,181	33,034	-
Issuance of share capital for acquisition of mineral property	-	-	925,124
Shares issued pursuant to RSU plan	416,316	367,124	-
Shares issued in current year for subscriptions received in prior year	-	2,344,971	750,000

See accompanying notes to consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2009, 2008 and 2007

1.	Nature of operations:

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.	Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  A reconciliation of material measurement differences to accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 13.

	(a)	Principles of consolidation:
These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany amounts are eliminated on consolidation.
	(b)	Translation of foreign currencies:

The measurement currency of the Company in these consolidated financial statements is the Canadian dollar.  The Company’s subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates.  Non-monetary assets are translated at historical exchange rates.  Revenue and expense items are translated at the average rate of exchange for the year except for those arising from non-monetary assets which are translated at the historical exchange rate.  Translation gains and losses are included in the statements of operations, comprehensive loss and deficit.

	(c)	Cash and cash equivalents:
Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less when acquired.
	(d)	Inventory:
Inventory consists of supplies for the Company’s drilling rig to be consumed during the course of exploration development and operations. Cost represents the delivered price of the item.

2.	Significant accounting policies (continued):
	(e)	Mineral properties and deferred exploration costs:

The Company holds various positions in mineral property interests, including prospecting licences, reconnaissance licences, and options to acquire mining licences or leases.  All of these positions are classified as mineral properties for financial statement purposes.

Acquisition costs and exploration costs, including option payments, relating to mineral properties are deferred until the properties are brought into production, at which time they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or to be sold or management determines that the mineral property is not economically viable, at which time the unrecoverable deferred costs are written off.  Option payments arising on the acquisition of mineral property interests are exercisable at the discretion of the Company and are recognized as paid or payable.

Amounts recovered from third parties to earn an interest in the Company’s mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and are to be amortized using the same method applied to property-specific exploration costs.  All other overhead and administration costs are expensed in the year they are incurred.

Under CICA Handbook Section 3061, Property, Plant and Equipment, for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.  Emerging Issue Committee Abstract 174, Mining Exploration Costs, (EIC-174) states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-174 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11 Enterprises in the Development Stage (AcG 11) regarding impairment in determining whether exploration costs may be initially capitalized.

With respect to impairment of capitalized exploration costs, EIC-174 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

2.	Significant accounting policies (continued):
	(e)	Mineral properties and deferred exploration costs (continued):

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs.  Furthermore, pursuant to EIC-174, deferred exploration costs are not automatically subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized.  Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, Impairment of Long-Lived Assets.  Mineral properties and deferred exploration costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  An impairment loss is recognized if, at the date it is tested for recoverability, the carrying amount of the mineral property exceeds the sum of the undiscounted cash flows expected to result from its production and/or eventual disposition.  The impairment loss is measured as the amount by which the carrying amount of the mineral property exceeds its fair value.

	(f)	Equipment and leasehold improvements:

Equipment and leasehold improvements, other than mineral properties and deferred exploration and development costs, are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

		Assets	Rate

		Machinery and equipment	20% to 30%
		Automotive	30%
		Computer equipment	30%
		Drilling equipment and automotive equipment under capital lease	6.67%
		Leasehold improvements	20%

(g)	Stock-based compensation:

All stock-based compensation is determined based on the fair value method and expensed over the expected vesting period.  The fair value of restricted stock units (RSUs) is determined as the market price of the Company’s shares on the grant date multiplied by the number of RSUs granted.

2.	Significant accounting policies (continued):
(h) Income taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards, and are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  Future tax benefits, such as non-capital loss carry forwards, are recognized if realization of such benefits is considered more likely than not.

(i)	Asset retirement obligation:

The Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets if a reasonable estimate of fair value can be made.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset.  The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

The Company has determined that it has no material asset retirement obligations as at August 31, 2009 and 2008.
(j)	Loss per share:

Loss per share has been calculated using the weighted average number of common shares issued and outstanding.  Shares held in escrow subject to performance conditions for release are considered contingently issuable shares and are excluded from the weighted average number of shares used in calculating loss per share prior to their eligibility for release.  All outstanding stock options, restricted stock units, special warrants and share purchase warrants, all of which could potentially dilute basic loss per share, have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

2.	Significant accounting policies (continued):
	(k)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Areas requiring the use of estimates and measurement uncertainties include the valuation and impairment of value of mineral properties and deferred exploration costs and the determination of future income taxes.  Actual results may differ from management’s estimates.

	(l)	Segmented information:

The Company’s principal operations are located in Tanzania.  The Company conducts its business in a single operating segment being the investment in and exploration of mineral properties.  All mineral properties (note 3) and significant equipment and leasehold improvements are situated in Tanzania (note 4).

	(m)	Comparative figures:
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.
	(n)	Financial Instruments - Recognition and Measurement:

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.

Financial assets and liabilities, including derivative instruments, are classified into one of the following balance sheet categories:

•

Held-for-trading financial assets and liabilities are initially measured at fair value with subsequent changes in fair value being recognized in the net earnings.

•

Available-for-sale financial assets are initially measured at fair value with subsequent changes in fair value being recognized in other comprehensive income until the instrument is derecognized or impaired at which time the amount would be recorded in net earnings; or

•

Held-to-maturity investments, loans and receivables, or other financial liabilities are initially measured at fair value with subsequent changes measured at amortized cost utilizing the effective interest rate method.

2.	Significant accounting policies (continued):
	(n)	Financial Instruments - Recognition and Measurement (continued):
The Company classified financial instruments as follows:

•

Cash and cash equivalents are classified as held-for-trading and accordingly carried at their fair values;

•

Accounts and other receivables are classified as loans and receivables;

•

Accounts payable and accrued liabilities are classified as other financial liabilities.

The classification of the financial instruments and their subsequent value changes to August 31, 2009 have resulted in no material gains or losses that require separate presentation in other comprehensive income (loss) or recognition in earnings (loss).  As at August 31, 2009 and 2008, the carrying value of cash and cash equivalents, accounts and other receivables and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method.

(o)

Adoption of new accounting policies and pronouncements:

Effective September 1, 2008, the Company adopted on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

(i)

The CICA has issued new accounting standards Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation which replaces Section 3861 Financial Instruments - Disclosure and Presentation.  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward the existing presentation requirements.  These new standards were adopted by the Company effective September 1, 2008 and disclosures can be found in note 10.

(ii)

Effective September 1, 2008, the Company adopted new accounting standard CICA Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital.  In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.  These new standards were adopted by the Company effective September 1, 2008 and disclosures can be found in note 11.

(iii)

The Company implemented the amended CICA Section 1400, General Standard of Financial Statement Presentation. These amendments require management to assess the entity’s ability to continue as a going concern.  The Company has forecast its financial results and cash flow for 2010.  The forecasts are based on management’s best estimates of operating conditions in the context of current economic climate.  Based on its forecasts, the Company expects that sufficient liquidity is available to meet its obligations in 2010.

2.	Significant accounting policies (continued):
	(o)		Adoption of new accounting policies and pronouncements (continued):
(iv)

The Company implemented the CICA Section 3031, Inventories, which replaces Section 3030, Inventories, in an effort to harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires inventories for the consolidated group to be measured at the lower of cost and net realizable value.  Management has determined the initial adoption of this standard did not have a material impact on the consolidated financial statements for any periods presented.

(v)

On March 27, 2008, the Emerging Issues Committee of the CICA approved an abstract EIC-174 Mining Exploration Costs, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of such capitalized costs.  The Company has applied this new abstract for the year ended August 31, 2009 and there was no significant impact on its financial statements as a result of this abstract.

	(p)	Future Canadian accounting standards:
		(i)	International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will therefore adopt IFRS for its August 2012 year end.  The transition date of September 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

		(ii)	CICA 3064 Goodwill and Intangible Assets:

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard applies to the Company’s interim and annual financial statements effective September 1, 2009 and had no material impact on the Company’s consolidated financial statements.

3.	Mineral properties and deferred exploration costs:
The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence can be granted for further development.  Commencing with the new mining act issued in Tanzania in 1998, a prospecting licence is issued for a period of up to three years and renewable two times for a period up to two years each.  At each renewal at least 50% of the remaining area is relinquished.  A reconnaissance licence is issued for two years and renewed for a period not exceeding a year.  All prospecting licences are granted subject to an annual rental fee of not more than US$50 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

3.	Mineral properties and deferred exploration costs (continued):
	The continuity of expenditures on mineral properties is as follows:

		Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

	Balance, August 31, 2006	$ 6,393,041	$ 4,079,789	$ 1,748,284	$ 2,826,034	$ 1,077,512	$ 955,269	$ -	$ 762,709	$ 486,601	$ 2,264,709	$ 20,593,948
	Shares issued for mineral properties interest	-	-	925,124	-	-	-	-	-	-	-	925,124
	Exploration expenditures:
	Camp, field supplies and travel	-	13,077	157,810	-	-	-	11,510	1,593	-	66,050	250,040
	Exploration and field overhead	17,454	83,156	927,100	8,706	5,631	40,081	97,695	23,782	7,612	146,591	1,357,808
	Geological consulting and field wages	-	-	-	-	-	-	-	-	-	(11,233)	(11,233)
	Geophysical and geochemical	267	62,821	89,995	-	738	14,291	(414)	524	19,835	127,171	315,228
	Property acquisition costs	-	71,801	4,178	-	57,118	13,995	-	-	-	245,856	392,948
	Parts and equipment	-	1,304	-	-	-	-	-	-	-	-	1,304
	Trenching and drilling	(10,514)	1,527	286,486	-	-	-	14,542	8,403	-	10,382	310,826
	Recoveries	(83,404)	(80,321)	-	-	-	(92,670)	-	-	(154,938)	-	(411,333)
		(76,197)	153,365	2,390,693	8,706	63,487	(24,303)	123,333	34,302	(127,491)	584,817	3,130,712

	Write-offs	-	-	(77,479)	-	-	(54,210)	(123,333)	(334,538)	(10,802)	(664,671)	(1,265,033)

	Balance, August 31, 2007	6,316,844	4,233,154	4,061,498	2,834,740	1,140,999	876,756	-	462,473	348,308	2,184,855	22,459,627
	Exploration expenditures:
	Camp, field supplies and travel	-	-	312,588	13,163	6,311	-	4,004	1,015	3,497	65,647	406,225
	Exploration and field overhead	-	6,344	895,209	40,114	14,770	31,636	25,037	18,681	19,091	223,454	1,274,336
	Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
	Geophysical and geochemical	-	-	179,631	3,813	9,988	603	9,512	3,277	2,883	99,548	309,255
	Property acquisition costs	-	-	19,260	-	47,711	14,077	-	-	-	298,176	379,224
	Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
	Trenching and drilling	-	-	594,400	-	-	-	-	-	-	-	594,400
	Recoveries	(108,533)	(123,451)	-	-	-	(59,440)	-	-	(98,822)	-	(390,246)
		(108,533)	(117,107)	2,001,088	57,090	78,780	(13,124)	38,553	22,973	(73,351)	686,825	2,573,194

	Write-offs	-	-	(31,220)	(129,566)	(6,801)	(190,020)	-	(8,472)	(256,438)	(49,961)	(672,478)

	Balance, August 31, 2008	6,208,311	4,116,047	6,031,366	2,762,264	1,212,978	673,612	38,553	476,974	18,519	2,821,719	24,360,343
	Exploration expenditures:
	Camp, field supplies and travel	-	-	271,912	5,476	-	-	830	4,680	-	10,375	293,273
	Exploration and field overhead	30,458	1,203	1,315,001	41,178	15,968	6,100	26,758	25,661	2,743	230,919	1,695,989
	Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
	Geophysical and geochemical	-	-	266,525	12,776	-	-	10,375	16,577	-	24,164	330,417
	Property acquisition costs	29,833	-	24,866	-	47,213	14,675	-	1,692	-	354,008	472,287
	Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
	Trenching and drilling	-	-	1,421,843	-	-	-	-	-	-	-	1,421,843
	Recoveries	(159,016)	(193,514)	(60,006)	-	-	(1,661)	-	-	(2,116)	-	(416,313)
		(98,725)	(192,311)	3,240,141	59,430	63,181	19,114	37,963	48,610	627	619,466	3,797,496
		6,109,586	3,923,736	9,271,507	2,821,694	1,276,159	692,726	76,516	525,584	19,146	3,441,185	28,157,839
	Write-offs	-	-	-	-	(246,546)	-	-	(486,919)	-	(473,944)	(1,207,409)

	Balance, August 31, 2009	$ 6,109,586	$ 3,923,736	$ 9,271,507	$ 2,821,694	$ 1,029,613	$ 692,726	$ 76,516	$ 38,665	$ 19,146	$ 2,967,241	$ 26,950,430

3.	Mineral properties and deferred exploration costs (continued):
The Company assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2009 and recorded a write-down of $ 1,207,409.
	(a)	Itetemia Project:

The Itetemia property consists of nine (2008 - eight) contiguous prospecting licenses and/or new and renewal applications.  Collectively, the Company refers to these concessions as the Itetemia Project.

One prospecting licence is subject to a 3% net smelter royalty.

The Company acquired a 90% interest in another of the prospecting licences through an agreement with the State Mining Corporation (Stamico) dated July 18, 1994.  Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting licence by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico’s 2% royalty interest in exchange for US$1,000,000.

The Company is required pay to Stamico an annual option fee of US$25,000 per annum until commercial production.
As at August 31, 2009, two of the licenses are subject to an option agreement with Barrick Exploration Africa Ltd. (BEAL) (note 3(k)).

In January 2007, the Company concluded an option royalty agreement with Sloane Developments Ltd. (Sloane), a UK-based company for its Itetemia and Luhala gold projects.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90 to 100% in ten (now thirteen) prospecting licenses in the Lake Victoria greenstone belt of Tanzania by making certain cash payments, incurring $1 million in expenditures on the licenses on or before the second anniversary date, complete certain drilling meters on or before the third anniversary date, complete a bankable feasible report on or before the fifth anniversary date and commence commercial production on or before the seventh anniversary date.  Eight of these licenses comprise the Luhala Project (all 100%) while the remaining five (2008 - four) licenses constitute the Itetemia Project (all 90%).

	(b)	Luhala Project:
The Luhala property consists of eight (2008 - six) contiguous prospecting licenses and/or new and renewal applications. Collectively, the Company refers to these concessions as the Luhala Project.

During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licences, named Shilalo, Ngobo and Sima.  For Shilalo, the Company has made payments totaling US$16,000, for Ngobo, the Company has made payments totalling US$120,000, and for Sima, has made payments totaling US$84,000 in order to maintain the options.  No further option payments are required.  The vendor in each case retains a 2% net smelter return royalty, of which the Company may buy back, in each case, one-half (i.e. 1%) for US$1,000,000.

For the Shilalo licence, the vendor retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e. 1%) for US$250,000.
Luhala forms part of the agreement entered into with Sloane (note 3(a)).

3.	Mineral properties and deferred exploration costs (continued):
	(c)	Kigosi:

The Kigosi property consists of thirty-one (2008 - twenty) contiguous prospecting licenses and/or new and renewal applications.  The Company has a 100% interest in two of the licences and, through prospecting and mining option agreements entered into in the 2003 fiscal year has options to acquire between 51% to 90% interests in the other licences.  The Company must make payments totalling US$162,000 over eight years (US$112,000 paid to date with the balance required as follows: 2010 - US$24,000, 2011 - US$26,000) and is required to fund all costs of exploration of the properties in order to maintain the options.

During the year ended August 31, 2009, the Company did not abandon any licences in the area therefore no write off was taken for this property (2008 - $31,220; 2007 - $77,479).

The Company entered into a Purchase and Sale Agreement with Ashanti Goldfields (Cayman) Limited (Ashanti) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo property, from Ashanti.

The acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company in two tranches and subject to certain conditions set out below.  The two tranches consist of (i) the issuance of 160,052 common shares which were issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement, and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance to Ashanti of 20,006 common shares of the Company.  As at August 31, 2009, the issuance of 20,006 common shares remains outstanding.

	(d)	Lunguya:

The Lunguya property consists of ten (2008 - ten) contiguous prospecting licenses and/or new and renewal applications.  Through prospecting and mining option agreements the Company has options to acquire interests ranging from 60% to 75% in the licences.  To maintain the options, the Company is required to meet certain expenditure requirements and fund all exploration costs of the properties.

During the year ended August 31, 2009, the Company did not abandon any licences in the area therefore no write off was taken for this property (2008 - $129,566; 2007 - nil).

3.	Mineral properties and deferred exploration costs (continued):
	(e)	Kanagele:

The Kanagele property consists of sixteen (2008 - eleven) contiguous prospecting licenses and/or new and renewal applications.  In 2002, the Company entered into an option agreement requiring payments totaling US$72,000 over eight years (US$60,000 paid to date) in exchange for a 90% interest in three prospecting licences and an option to purchase the remaining 10% upon production decision.  In 2004, the Company entered into an option agreement for one prospecting license requiring payments of US$145,000 (US$75,000 paid to date) over nine years.

In 2005, the Company entered into two agreements for two prospecting licenses for an 85% interest requiring payments of US$173,000 over six years (US$105,000 paid to date). The Company has options to acquire a 65% interest in the other licences acquired through prospecting and option agreements.  The Company is required to fund all exploration costs of the properties.

During the year ended August 31, 2009, the Company abandoned certain licences in the area and wrote off $246,546 (2008 - $6,801; 2007 - nil).
	(f)	Tulawaka:

The Tulawaka property consists of eleven (2008 - eleven) contiguous prospecting licenses and/or new and renewal applications.  The Company owns four of the licences and has options to acquire interests ranging from 65% to 90% in the other licences through prospecting and option agreements.  Three licences are subject to an option agreement with MDN Inc. (MDN) (note 3(l)).

During the year ended August 31, 2003, the Company entered into a prospecting mining option agreement to acquire a 90% interest in a prospecting license.  The Company must make payments of US$117,000 over eight years, (US$69,000 paid to date with the balance required as follows:  2010 - US$15,000; 2011 - US$16,000; 2012 - US$17,000) and is required to fund all exploration costs of the property to maintain its option.

During the year ended August 31, 2009, the Company did not abandoned any licences in the area therefore no write off was taken for this property (2008 - $190,020; 2007 - $54,210).
	(g)	Ushirombo:

The Ushirombo property consists of ten (2008 - seven) contiguous prospecting licenses and/or new and renewal applications.  The Company holds 100% interest in one of these licences and through prospecting and option agreements has options to acquire interests ranging from 65% to 80% in the other three licences.  The Company is required to fund all exploration costs of the properties.

During the year ended August 31, 2009, the Company did not abandon any licences in the area and therefore no write off was taken in this area (2008 - nil; 2007 - $123,333).

3.	Mineral properties and deferred exploration costs (continued):
	(h)	Mbogwe:

The Mbogwe property consists of three (2008 - six) prospecting licences.  The Company, through prospecting and option agreements, has options to acquire interests ranging from 51% to 80% in these licences.  The Company is required to fund all exploration costs of the properties.

		During the year ended August 31, 2009, the Company abandoned certain licences in the area and wrote-off $468,919 (2008 - $8,472; 2007 - $334,538) of costs related to the abandoned area.
	(i)	Biharamulo:

The Biharamulo property consists of eight (2008 - five) contiguous prospecting licenses and/or new and renewal applications.  The Company has options to acquire interests ranging from 51% to 65% in the other licences.  The Company is required to fund all exploration costs of the properties.  Three of the licences are subject to the option agreement with MDN (note 3(l)).

		During the year ended August 31, 2009, the Company did not abandon any licences in the area therefore no write off was taken for this property (2008 - $256,438; 2007 - $10,802).
	(j)	Other:
		The Company has options to acquire interests in their properties ranging from 51% to 100%. To maintain these options and licences, the Company must make the following future payments:

		2010	$ 400,500
		2011	408,500
		2012	209,000
		2013	160,000
		Thereafter	45,000

		During the year ended August 31, 2009, the Company abandoned certain licences in these areas and wrote-off $473,944 (2008 - $49,961) of costs related to the abandoned areas.

3.	Mineral properties and deferred exploration costs (continued):
	(k)	Joint venture with BEAL:

BEAL had the option to acquire the total rights, titles and interests of the Company in prospecting licences in various properties, herein called the BEAL project.  In exchange for this option, BEAL paid US$100 to the Company.  To maintain and exercise the option, BEAL was required to incur US$250,000 in exploration and development costs on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend US$50,000 each year for each retained prospecting licence.  In addition, BEAL must make US$40,000 annual payments to the Company for each retained prospecting licences in December 2006 and subsequent years.

Within thirty days after commercial production, BEAL must pay the Company US$1,000,000 and an additional US$1,000,000 on each of the next two years.  BEAL will also pay the owner of the licence 1.5% of net smelter returns.

The Company has received from BEAL notices of relinquishment for all rights, titles, and interests in all but two (2008 - one) prospecting license included in the option agreement.
As at August 31, 2009 the two prospecting licences in the BEAL project are located at Itetemia.
	(l)	Option Agreement with MDN:

On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement with MDN granting MDN the exclusive option to acquire the total rights, titles and interests of the Company in certain prospecting licences.  To maintain and exercise the option, MDN has made annual payments for each retained prospecting licence, incurred minimum exploration and development expenditures and certain drilling requirements, undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2009.  Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.

As at August 31, 2009 the prospecting licences under option to MDN are located at Biharamulo and Tulawaka.

	(m)	Option Agreement with Kazakh Africa Mining Ltd. (“Kazakh”):

In January 2009, the Company signed an option and royalty agreement with Kazakh over the Company’s twenty-one (21) Mwadui Project area diamond prospecting licenses and applications located in the Lake Victoria Greenstone Belt of Tanzania.  Kazakh has the option to acquire a 100% interest in the licenses by fulfilling various option payments over a 72 month period, whereby the Company will then receive a gross overriding royalty of 1.5% on all diamonds sold, and a net smelter returns royalty of up to 2% on any other minerals produced.

3.	Mineral properties and deferred exploration costs (continued):
	(n)	Option Agreement with Songshan Mining Co. Ltd., a corporation based in the People’s Republic of China (“Songshan”):

On February 25, 2009, the Company entered into an option and royalty option agreement with Songshan, granting Songshan an option to acquire a 100% interest in the Company’s 26 Kabanga nickel licenses and applications located in northwestern Tanzania, by completing certain exploration work over a period of three years, and then making a production decision, subject to a 3% net smelter royalty reserved in favor of the Company.

4.	Equipment and leasehold improvements:

	2009	Cost	Accumulated amortization	Net book value

	Drilling equipment	$568,632	$168,995	$399,637
	Automotive equipment under capital lease	207,842	58,581	149,261
	Automotive	214,574	157,446	57,128
	Computer equipment	120,574	99,903	20,671
	Machinery and equipment	184,769	104,722	80,047
	Leasehold improvements	6,718	6,076	642

		$1,303,109	$595,723	$707,386

	2008	Cost	Accumulated amortization	Net book value

	Drilling equipment	$557,699	$131,087	$426,612
	Automotive equipment under capital lease	214,712	47,429	167,283
	Automotive	215,792	133,329	82,463
	Computer equipment	115,742	92,024	23,718
	Machinery and equipment	179,525	86,504	93,021
	Leasehold improvements	6,719	5,802	917

		$1,290,189	$496,175	$794,014

5.	Obligations under capital lease:
	During the year, the Company has continued to finance two vehicles under capital lease arrangements. Future minimum lease obligations are due as follows:

	Net minimum lease payments (US$38,110)		$41,616
	Less amount representing interest at 10.75%		(1,923)

	Present value of net minimum capital lease payments		39,693
	Current portion		(39,693)

			$-

	Interest of $6,830 (2008 - $8,942; 2007 - $14,687) relating to obligations under capital lease has been included in interest expense.

6.	Income taxes:
	The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2009 and 2008 are as follows:

		2009	2008

	Future income tax assets:
	Equipment	$67,000	$57,000
	Non-capital losses for tax purposes	6,248,000	5,278,000
	Capital losses for tax purposes	34,000	32,000
	Resource related deductions carried forward	1,746,000	1,472,000
		8,095,000	6,839,000

	Valuation allowance	(8,095,000)	(6,839,000)

	Net future income tax assets	$-	$-

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  In assessing the recoverability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.  During 2009, management identified that certain of the Company’s future income tax assets at August 31, 2008 were overstated and this has been amended resulting in decrease of $770,000 in the future income tax asset and related valuation allowance previously disclosed.

6.	Income taxes (continued):

At August 31, 2009, the Company has non-capital losses for Canadian income tax purposes of approximately $9,440,000, which are available to carry forward to reduce future years’ taxable income.  These income tax losses expire as follows:

	2010			$1,508,000
	2014			915,000
	2015			997,000
	2026			1,711,000
	2027			1,388,000
	2028			1,333,000
	2029			1,588,000

				$9,440,000

	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

		2009	2008	2007

	Combined basic Canadian federal and provincial statutory income tax rates including surtaxes	31.8%	30.4%	35.0%

	Statutory income tax rates applied to accounting income	$(1,502,000)	$(1,123,000)	$(1,372,000)

	Increase (decrease) in provision for income taxes:
	Valuation allowance	1,256,000	(71,000)	817,000
	Foreign tax rates different from statutory rate	157,000	683,000	107,000
	Permanent differences and other items	(144,000)	300,000	261,000
	Loss expired in year	233,000	211,000	187,000
		1,502,000	1,123,000	1,372,000

	Recovery (provision) for income taxes	$-	$-	$-

7.	Share capital:
	(a)	Authorized:

The Corporation’s Restated Articles of Incorporation authorize the Corporation to issue an unlimited number of common shares.  As of January 9, 2008, the Board resolved that the Corporation authorize for issuance up to a maximum of 96,000,000 common shares, subject to further resolutions of the Company’s Board of Directors.

	(b)	Issued common shares, warrants and share subscriptions:

			Number of shares	Amount

		Balance, August 31, 2006	86,241,075	$51,397,278
		Issued for cash	129,599	750,000
		Issued for share subscriptions previously received	110,525	750,000
		Stock options exercised	75,000	59,250
		Issued pursuant to Restricted Stock Unit plan (note 7(d))	32,242	231,627
		Issued for mineral property acquisition	160,052	925,124

		Balance, August 31, 2007	86,748,493	54,113,279
		Issued for private placements (note 7(b))	1,031,695	5,724,997
		Issued pursuant to share subscriptions agreement (note 7(b))	271,374	1,500,000
		Issued pursuant to Restricted Shares Unit Plan (note 7(d))	62,790	367,124

		Balance, August 31, 2008	88,114,352	61,705,400
		Issued for private placements (note 7(b))	1,456,801	5,240,000
		Issued pursuant to share subscriptions agreement (note 7(b))	141,809	750,000
		Issued pursuant to Restricted Shares Unit Plan (note 7(d))	69,582	416,316

		Balance, August 31, 2009	89,782,544	$68,117,716

On August 8, 2006 the Company entered into a private placement subscription agreement with the Chairman and CEO for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period commenced February 1, 2007.  As at August 31, 2009 all of the eight quarterly tranches have been subscribed for.

Under the agreement with the Chairman and CEO commenced on February 1, 2007, on January 13, 2009 the Company completed the 7th tranche of the $3 million private placement for 69,832 common shares at $5.37 per share for proceeds of $375,000.

Under the agreement with Chairman and CEO commenced on February 1, 2007, on February 20, 2009 the Company completed the 8th tranche of the $3 million private placement for 71,977 common shares at $5.21 per share for proceeds of $375,000.

7.	Share capital (continued):
	(b)	Issued common shares, warrants and share subscriptions (continued):
On October 10, 2008, the Company completed a private placement with the Chairman and CEO, for 327,225 common shares at a price of $3.056 per share for total proceeds of $1,000,000.
On December 9, 2008, the Company completed a private placement with Van Tongeren Management LLC for 352,381 common shares at a price of $2.10 per share for total proceeds of $740,000.

On February 1, 2009, the Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a new Private Placement Subscription Agreement dated February 1, 2009 with the Company under which he agreed to subscribe for common shares of the Company for an aggregate amount of $3,000,000.

On March 4, 2009, the Company completed a private placement with the Chairman and CEO for 189,036 common shares at a price of $5.29 per share for total proceeds of $1,000,000.
On April 14, 2009, the Company completed a private placement with the Chairman and CEO for 248,139 common shares at a price of $6.045 per share for total proceeds of $1,500,000.
On May 28, 2009, the Company completed a private placement for 340,020 common shares at a price of $2.941 per share for total proceeds of $1,000,000.
	(c)	Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (ESOP) for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 6 percent and 30 percent of the participants’ salaries.  All contributions vest immediately.  ESOP compensation expense for the year ended August 31, 2009 was $83,181 (2008 - $62,568) and is included in salaries and benefits expense.

	(d)	Restricted share units:

During 2006, the Company received shareholder approval to institute a Restricted Stock Unit (RSU) Plan.  The Plan is designed to compensate employees and directors for their service to the Company.  Of the 500,000 shares authorized for issuance under the Plan, 164,614 shares have been issued as at August 31, 2009, of which 32,242 were issued in 2007 with a value of $231,627, 62,790 were issued in 2008 with a value of $367,124 and 69,582 were issued in 2009 with a value of $416,316.  A total of 541,892 RSUs (2008 - 327,406) have been granted as of August 31, 2009.  A total of 63,635 RSUs were forfeited since the inception of the Plan, of which 56,671 were forfeited in 2009 resulting in a reversal of unvested compensation cost of $52,429, of which $30,582 was removed from Mineral Properties.  Total stock-based compensation expense related to the issue of restricted stock was $541,633 (2008 - $455,893).

7.		Share capital (continued):
	(e)	Contributed surplus:

	Balance, August 31, 2006	$134,133
	Stock-based compensation	408,415
	Shares issued pursuant to Restricted Share Unit Plan (note 7(d))	(231,627)

	Balance, August 31, 2007	310,921
	Stock-based compensation	455,893
	Shares issued pursuant to Restricted Share Unit Plan (note 7(d))	(367,124)

	Balance, August 31, 2008	399,690
	Stock-based compensation	541,633
	Shares issued pursuant to Restricted Share Unit Plan (note 7(d))	(416,316)
	Shares forfeited (note 7(d))	(52,429)

	Balance, August 31, 2009	$472,578

8.	Related party transactions:

During the year ended August 31, 2009, $446,927 (2008 - $437,567) was paid or payable by the Company to directors for directors’ fees.  Directors were paid $104,877 (2008 - $112,898) in cash and $323,622 (2008 - $303,883) in non-cash equivalent RSUs.

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2009, the legal expense charged by the firm was $257,006 (2008 - $152,583), of which $104,241 remains payable at year end.

During the year ended August 31, 2009 $121,891(2008- nil) was paid or payable by the Company to directors as consulting fee for serving on the Technical Committee.

	At August 31, 2009, the Company has no amounts due or from the Company’s Chairman and CEO (2008 - payable $10,478).

9.	Commitments:

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $13,860 for premises in 2010.

10.	Financial risk:
(a)	Credit risk:

Credit risk is the risk of an unexpected loss if a third party to a financial instruments fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST receivable from the CRA and joint venture partner.

10.				Financial risk (continued):
(b)	Liquidity risk:

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Throughout the year, the Company has obtained funding via private placements from various sources, including the Company’s Chairman.  Refer to note 3 and note 9 which discussed payments the Company is committed to funding.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.

(d)	Currency risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s results of operations, financial position or cash flows.  At August 31, 2009, the Company had no hedging agreements in place with respect to foreign exchange rates.

	At August 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

		2009		2008

Cash and cash equivalents	CDN$	1,128,240	CDN$	1,154,334
Accounts and other receivables		14,282		31,998
Accounts payable and accrued liabilities		(184,349)		(126,978)

	CDN$	958,152	CDN$	1,059,354
A 10% change in the Canadian dollar against the United States dollar at August 31, 2009 would have result in a change of $95,815 (2008 - $105,935) to net income.

11.				Capital management:

The Company’s objective when managing capital is to maintain adequate funds to support its exploration and development of its projects.  The Company considers shareholders’ equity as capital.  The Company’s capital management approach is reviewed on an ongoing basis.  The Company is not subject to externally imposed capital requirements.

12.	Subsequent events:

On October 26, 2009, the Company completed a private placement with the Company’s chairman and CEO for 306,749 common shares at a price of $3.26 per share, resulting in net proceeds of $1,000,000 to the Company. With completion of this $1 million private placement, the $3 million private placement agreement dated February 1, 2009 between the Company and the Chairman and CEO is complete.

On November 11, 2009 the Company was advised by MDN that a feasibility study and production decision would not be made by December 31, 2009.  In consideration for a second extension of the feasibility study and production decision date, MDN has  issued 125,000 common shares of MDN to the Company  (note 3(l).

The Company has entered into private placement subscription agreements dated November 6, 2009 with arm’s length third parties for an aggregate 1,155,835 common shares at a price of $2.718 per share.  The proposed private placements are subject to final regulatory approval.

13.	Reconciliation between Canadian and United States generally accepted accounting principles:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  A description of United States generally accepted accounting principles (US GAAP) and rules prescribed by the United States Securities and Exchange Commission (SEC) that result in material measurement differences from Canadian GAAP follows:

(a) Mineral property and deferred exploration cost:
Under Canadian GAAP, the Company capitalizes mineral property acquisition and exploration costs as described in note 2(e).

For US GAAP purposes, exploration and land use costs on mineral properties are expensed as incurred for US GAAP purposes, until commercially minable deposits are determined to exist within a particular property.  Property acquisition costs are capitalized as incurred and are subject to impairment analysis on occurrence of a triggering event, which is effectively a negative event that differs from the Company’s original expectations made at the time of the acquisition.  Such acquisition costs will be amortized on a unit of production basis once production commences.

For Canadian GAAP purposes, cash flows relating to mineral property exploration and land use costs are reported as investing activities in the consolidated statements of cash flows.  For US GAAP purposes, these costs would be characterized as operating activities in the consolidated statements of cash flows.

During the years ended August 31, 2009, 2008 and 2007, the Company wrote down mineral property and deferred exploration costs in its consolidated financial statements prepared in accordance with Canadian GAAP (note 3).  The mineral property exploration costs incurred would previously have been expensed for US GAAP and, as such, have been added back to loss from operations under US GAAP for the years ended August 31, 2009, 2008 and 2007.

13.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(b)	Income taxes:

As described in note 2(h), the Company follows the asset and liability method of accounting for income taxes.  This is consistent with the method used for US GAAP purposes.  However, differences to amounts recorded for future income taxes arose in prior years on the application of US GAAP to the financial statements due to the differences in accounting for mineral property exploration and land use costs. IThe Company recognizes interest expense and penalties related to income tax uncertainty in the statement of operations, comprehensive loss and deficit.

	(c)	Stock-based compensation:

The Company followed the intrinsic value principles of APB Opinion 25, up to August 31, 2005, in measuring compensation expense for employee options.  Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock.  The application of APB 25 resulted in compensation expense of $61,850 being recognized for stock-based compensation plans for employees prior to August 31, 2001, and no material expense for any of the other periods presented up to August 31, 2005.  On September 1, 2005, the Company adopted the Financial Accounting Standards Board Statement No 123R, Accounting for Stock-Based Compensation (SFAS 123R) for US GAAP purposes, which requires the cost of employee services received in exchange for an award of equity instruments to be based on the grant-date fair value of the award.  The accounting for employee awards under SFAS 123R is similar to the Company’s accounting policy for Canadian GAAP purposes, and, as such, a GAAP difference does not arise during the year ended August 31, 2006 and there is no cumulative effect on adoption on September 1, 2005.

The cumulative effect of stock options granted to non-employees for the period from implementation of SFAS 123 to August 31, 2002 would have been a $393,078 increase in the deficit and share capital.  There were no options granted to non-employees after August 31, 2002.

With respect to escrowed shares, US GAAP generally considers escrowed shares to be a compensatory arrangement between the Company and the holder of the shares.  Accordingly, the difference between the market value of escrowed shares at the time the shares are eligible for release from escrow and the consideration paid or payable on the issue of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

(d)

5,000,000 common shares of the Company held in escrow at August 31, 2002 became eligible for release during fiscal 2003.  Based on the market price at that time, $2,300,000 was charged to operations for US GAAP purposes in 2003.  No charge was made or required under Canadian GAAP.

13.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation:
		The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets and statements of operations and cash flows is summarized as follows:
		(i) Assets:
			2009	2008

		Assets, under Canadian GAAP	$29,285,203	$26,965,294
		Adjustment for mineral properties and deferred exploration (note 13(a))	(20,996,034)	(17,920,940)

		Assets, under US GAAP	$8,289,169	$9,044,354

(ii) Share capital and share subscriptions received:
	2009	2008

Share capital and share subscriptions received, under Canadian GAAP	$68,584,926	$61,705,400
Adjustment for stock-based compensation for employees (note 13 (c))	61,850	61,850
Adjustment for stock-based compensation for non-employees (note 13(c))	393,078	393,078
Adjustment for escrow shares (note 13(c))	2,300,000	2,300,000

Share capital and share subscriptions received, under US GAAP	$71,339,854	$64,460,328

(iii) Deficit:

	2009	2008

Deficit, under Canadian GAAP	$(40,456,469)	$(35,724,634)
Adjustment for stock-based compensation for employees (note 13(c))	(61,850)	(61,850)
Adjustment for stock-based compensation for non-employees (note 13(c))	(393,078)	(393,078)
Adjustment for escrow shares (note 13(c))	(2,300,000)	(2,300,000)
Adjustment for mineral property exploration costs (note 13(a))	(20,996,034)	(17,920,940)

Deficit, under US GAAP	$(64,207,431)	$(56,400,502)

13.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation (continued):
		(iv) Loss and loss per share:

			Years ended August 31,
			2009	2008	2007

		Loss for the year, under Canadian GAAP	$(4,731,836)	$(3,698,045)	$(3,921,469)
		Adjustment for mineral property exploration costs (note 13(a))	(2,957,512)	(2,040,385)	(2,150,304)

		Loss for the year, under US GAAP	$(7,689,348)	$(5,738,430)	$(6,071,773)

		Basic and diluted loss per share, under US GAAP	$(0.09)	$(0.07)	$(0.07)

		Weighted average number of shares outstanding	89,041,180	87,372,662	86,486,098

(v) Cash flows:

	Years ended August 31,
	2009	2008	2007

Cash used in operating activities, under Canadian GAAP	$(2,638,904)	$(2,633,434)	$(2,480,485)
Adjustment for mineral properties and deferred exploration (note 13(a))	(3,591,879)	(2,319,401)	(2,324,338)

Cash used in operating activities, under US GAAP	$(6,230,783)	$(4,952,835)	$(4,804,823)

Cash used in investing activities, under Canadian GAAP	$(3,811,430)	$(2,622,982)	$(2,202,358)
Adjustment for mineral properties and deferred exploration (note 13(a))	3,591,879	2,319,401	2,324,338

Cash provided by (used in) investing activities, under US GAAP	$(219,551)	$(303,581)	$121,980
Under US GAAP, there would be no subtotal in the operations section of the cash flow statement.

13.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(e)	New accounting pronouncements:
(i)

The FASB issued Statement of Financial Accounting Standards 165, Subsequent Events (SFAS 165).  SFAS 165 provides guidance on recognition and disclosure of subsequent events (that is, events or transactions that occur after the balance sheet date, but before financial statements are issued or are available to be issued).  There is no impact on the Company’s August 31, 2009 consolidated financial statements resulting from adoption of SFAS 165.

	(f)	Recent pronouncements:
(i)

The FASB issued Statement of Financial Accounting Standards 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (SFAS 168) to act as the single source of authoritative accounting principles recognized by the FASB to be applied in preparation of financial statements in conformity with GAAP.  The Statement establishes two levels of GAAP, authoritative and non-authoritative and includes certain grandfathering provisions.  SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and the Company is currently evaluating the impact that SFAS 168 will have on its consolidated financial statements.

(ii)

The FASB has issued FASB Statement No. 141(R), Business Combinations (SFAS 141R), which amends SFAS 141 and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any non-controlling interest in the acquiree.  It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively.  This statement will affect how the Company accounts for future business combinations.

(iii)

The FASB has issued FASB Statement No, 160, Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No 151 (SFAS 160). SFAS 160 established accounting and reporting standards pertaining to (i) ownership interests in subsidiaries held by parties other than the parent, (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated.  For presentation and disclosure purposes, SFAS 160 requires non-controlling interests to be classified as a separate component of shareholders’ equity.  SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively, except for the presentation and disclosure requirements which are to be applied retrospectively for all periods presented.  The Company does not expect this standard to have a material effect on the consolidated financial statements.

13.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
(f) Recent pronouncements (continued):
(iv)

In June 2008, the FASB issued FASB Staff Position Emerging Issues Task Force No. 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (EITF 03-6-1).  EITF 03-6-1 clarified whether certain instruments granted in share-based payment transactions are participating securities.  This guidance specified that unvested share-based payment awards that contain nonforfeitable rights to dividends are participating securities and shall be included in the computation of earnings per share pursuant to the “two-class” method.  The “two-class” method allocates undistributed earnings between common shares and participating securities.  This authoritative guidance is effective as of the Company’s first quarter of fiscal 2010.  The Company does not believe this guidance will have a material impact on its loss per share calculation.

(v)

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (SFAS No. 167). SFAS No. 167 amends FASB Interpretation (FIN) 46(R) to require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity.  Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance.  This Statement amends FIN 46(R) to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity.  It would also require ongoing assessments to determine whether an entity is a variable interest entity and whether an enterprise is the primary beneficiary of a variable interest entity.  SFAS No. 167 is effective for the Company's fiscal year 2010.  The Company is evaluating the impact SFAS No. 167 will have on the Company's consolidated financial statements.

(vi)

In April 2009, the FASB issued FASB Staff Position (FSP) FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, which amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments and Accounting Principles Board (APB) Opinion No. 28, Interim Financial Reporting.  The FSP requires the SFAS No. 107 disclosures about the fair value of financial instruments to be presented in interim financial statements in addition to annual financial statements.  The FSP is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The Company will begin utilizing the disclosure guidance of FSP FAS 107-1 and APB 28-1 in first quarter of fiscal year 2010.

Tanzanian Royalty Exploration Corporation

Management’s Discussion and Analysis

Years ended August 31, 2009 and 2008

The Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the audited Consolidated Financial Statements for the years ended August 31, 2009 and 2008.

The financial information in the MD&A is derived from the Company’s Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described.  The effective date of this MD&A is November 26, 2009.

Overall Performance

As of August 31, 2009, the Company had Current Assets of $1,627,000 as compared to $1,811,000 on August 31, 2008.  The decrease of $184,000 in current assets is mainly attributed to decreases in drill inventory.  Mineral Properties and Deferred Exploration costs amounted to $26,950,000 as of August 31, 2009, an increase of $2,590,000 as compared to $24,360,000 at August 31, 2008. The current year’s net expenditures on Mineral Property exploration is $3,798,000 (2008 - $2,573,000) and the Company recovered $416,000 of exploration costs from its option partners in 2009 (2008 - $390,000). The Company has also recorded a write-down in 2009 of $1,207,000 (2008 - $672,000) on mineral properties abandoned.

The Company has financed its operations and investments through the issuance of common shares.  During 2009, the Company raised $5,990,000 (2008 - $4,880,000) through the issuance of share capital and share subscriptions.

Selected Annual Information

	2009 August 31	2008 August 31	2007 August 31
Total Revenues	$0	$0	$0
Net Loss for the period	($4,731,836)	($3,698,045)	($3,921,469)
Basic and diluted loss per share	($0.05)	($0.04)	($0.05)
Total assets	$29,285,205	$26,965,294	$25,421,472
Total Long Term Financial Liabilities	$0	$38,435	$75,912
Cash dividends declared per share	$0	$0	$0

Results of Operations

The loss before income tax in 2009 was $4,732,000 a $1,034,000 increase from last year’s loss before income taxes of $3,698,000. The increase in loss before income taxes in 2009 was due mainly to an increase of write off of mineral properties and deferred exploration costs of $535,000 and an increase in salaries and benefits of $372,000.

During the year, the Company did not enter into any Service Agreements therefore no consulting income was earned (2008 - $88,000).  The foreign exchange loss has decreased by $63,000 from $74,000 for the year ended August 31, 2008 to $11,000 for the year ended August 31, 2009 due to the strength of the Canadian dollar throughout the year.  As there was a decrease in cash and cash equivalents throughout the year less interest income was earned, resulting in a net interest charge of $15,000 in 2009 compared to net interest income of $15,000 in 2008, which is a decrease of $30,000.  During 2009, three   members of the Company’s Technical Committee received a monthly retainer.  This increased the consulting and management fee to $277,000 from $230,000 in 2008.

Property investigation costs were $23,000 for the year ended August 31, 2009 as compared to $83,000 for 2008.  The decrease of $60,000 was a result of the Company concentrating on operations in areas where the Company has determined that it will continue exploration.  Transfer agent and listing fees increased from $203,000 in 2008 to $228,000 in 2009 due to an increase in the number of private placements during 2009.  Professional Fees have increased by $87,000 from $395,000 in 2008 to $481,000 in 2009 due to additional legal expense from contract negotiations.

Salaries and benefit expense increased by $371,000 in 2009 to $1,374,000 from $1,003,000 in 2008.  The increase was to the full year effect of Tanzania having imposed minimum taxes in January 2008 and an accrual for severance pay of $132,000.  The effect had only a partial affect on salaries in 2008.  Travel and accommodation expenses were $88,000 for the year as compared to $47,000 in 2008.  The increase of $41,000 was due costs associated with trade shows and contract negotiations in China.

In 2009, stock based compensation decreased by $57,000, due to previously granted Restricted Stock Units having been forfeited.  The expenses incurred in previous years have been reversed in current year expenditure.

For the years ended August 31, 2009 and 2008, the Company did not record any income tax expense or recovery.

Summary of Quarterly Results

	2009 August 31	2009 May 31	2009 February 29	2008 November 30	2008 August 31	2008 May 31	2008 February 29	2007 November 30
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($505,397)	($2,712,395)	($919,131)	($594,913)	($660,145)	($904,764)	($1,152,336)	($980,800)
Basic and diluted loss per share	($0.006)	($0.030)	($0.010)	($0.007)	($0.007)	($0.010)	($0.014)	($0.011)

There are two primary reasons for fluctuations in quarterly operating results.  If a property is deemed uneconomical it results in a write-off of the deferred exploration cost which can result in a large one-time loss. This explains the variation experienced in the quarters of 2009.  Another cause for quarterly fluctuations is the amount of new property investigations in a given quarter.  Exploration costs associated with investigating properties are not deferred but rather are expensed as incurred.

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding. Throughout the year, the Company issued 906,209 shares in private placements with Mr. Sinclair, Chairman and CEO of the Company in consideration for cash received of $4,250,000   In addition, the Company has received $1,740,000 for share subscriptions for which 692,401 common shares were issued.

As of August 31, 2009 the Company’s working capital was $943,000 as compared to $1,265,000 on August 31, 2008.  As the Company’s mineral properties advance under various exploration agreements, option payments could increasingly play a role in funding exploration activities for our own account.

The following table sets out the Company’s known contractual obligations as of the latest fiscal year end:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Capital Lease	US$38,110(1)	US$38,110	Nil	Nil	Nil

 (1)        Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.   A prospecting licence is issued for a period of up to three years and they are renewable two times for a period up to two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance license is issued for one year and renewed for a period not exceeding a year.  All prospecting licenses granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $50 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company elects to maintain its interest are as follows:

Option Agreement Commitments	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	$1,223,000	$400,500	$617,500	$205,000	$Nil

On August 8, 2006 the Company entered into private placement subscription agreement with James E. Sinclair, the Company’s Chairman and C.E.O. for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period commenced February 1, 2007.  As at August 31, 2009 all of the eight quarterly tranches have been subscribed for:

Under the agreement with Mr. Sinclair commenced on February 1, 2007, on January 13, 2009 the Company completed the 7th tranche of the $3 million private placement for 69,832 common shares at $5.37 per share for proceeds of $375,000.

Under the agreement with Mr. Sinclair commenced on February 1, 2007, on February 20, 2009 the Company completed the 8th tranche of the $3 million private placement for 71,977 common shares at $5.21 per share for proceeds of $375,000.

On February 1, 2009, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a new Private Placement Subscription Agreement with the Company under which he agreed to subscribe for common shares of the Company for an aggregate amount of $3,000,000.  The subscription is complete as of the date of this MD&A.

During the year ended August 31, 2009:

On October 10, 2008 the Company completed a private placement with James E. Sinclair, Chairman and CEO, for 327,225 common shares at a price of $3.056 per share for total proceeds of $1,000,000

On December 9, 2008 the Company completed a private placement with Van Tongeren Management LLC for 352,381 common shares at a price of $2.10 per share for total proceeds of $740,000.

On March 4, 2009 the Company completed a private placement with James E. Sinclair for 189,036 common shares at a price of $5.29 per share for total proceeds of $1,000,000.

 On April 14, 2009 the Company completed a private placement with James E. Sinclair for 248,139 common shares at a price of $6.045 per share for total proceeds of $1,500,000.

On May 28, 2009 the Company completed a private placement with Van Tongeren Management LLC for 340,020 common shares at a price of $2.941 per share for total proceeds of $1,000,000.

Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related Parties

During the year ended August 31, 2009, $446,927 (2008 - $437,567) was paid or payable by the Company to directors for directors’ fees.  Directors were paid $104,877 (2008 - $112,898) in cash and $323,622 (2008 - $303,883) in non-cash equivalent RSUs.

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2009, the legal expense charged by the firm was $257,006 (2008 - $152,583), of which $104,241 remains payable at year end.

During the year ended August 31, 2009 $121,891 (2008 - $Nil) was paid or payable by the Company to three members of the Technical Committee who receive a monthly retainer.

At August 31, 2009, the Company has no receivable (2008- payable $10,478) from Mr. J. Sinclair, the Company’s CEO.

Restricted Stock Unit Plan

The Board of Directors has implemented the Restricted Stock Unit (“RSU”) Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

At August 31, 2009 the number of RSUs outstanding under the RSU Plan are as follows:

Granted:

2007

  44,806

2008

  78,972

2009

187,721

At August 31, 2009 the number of RSUs expected to vest (listed by year expected to vest) are as follows:

2010

116,809

2011

  78,972

2012

115,718

For the year ended August 31, 2009, stock-based compensation expenses related to the issue of RSUs to employees were $196,000 including $134,000 capitalized to mineral properties and deferred exploration expenditures compared to $152,000 for 2008.  Expenses related to the issue of RSUs to directors were $324,000 in 2009 and $304,000 in 2008.

Fourth Quarter

Net loss for the fourth quarter 2009 was $505,000 compared to $660,000 for the same period in the previous year.  The primary reason for the decrease in the loss was due to a decrease of $147,000 in stock based compensation expense for forfeited RSUs that were expensed in previous years.  Professional fees were $145,000 and $99,000 for the fourth quarter 2009 and 2008, respectively.   The fees include accrual for the annual audit fee of $120,000.   Salaries and benefit expense was $438,000 in the quarter ended August 31, 2009 as compared to $264,000 in 2008.  The increase was due to an accrual of $132,000 for severance pay.  The write-off of mineral properties in the fourth quarter in 2009 was $432,000 compared to $10,000 in 2008.

Changes in Accounting Policies including Initial Adoption

Effective September 1, 2008, the Company adopted on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

(i)

The CICA has issued new accounting standards Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation which replaces Section 3861 Financial Instruments - Disclosure and Presentation.  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward the existing presentation requirements.  These new standards were adopted by the Company effective September 1, 2008.

(ii)

Effective September 1, 2008, the Company adopted new accounting standard CICA Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital.  In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

(iii)

The Company implemented the amended CICA Section 1400, General Standard of Financial Statement Presentation. These amendments require management to assess the entity’s ability to continue as a going concern.  The Company has forecast its financial results and cash flow for 2010.  The forecasts are based on management’s best estimates of operating conditions in the context of current economic climate and today’s difficult capital market conditions.  Based on its forecasts, the Company expects that sufficient liquidity is available to meet its obligations in 2010.

(iv)

The Company implemented the CICA Section 3031, Inventories, which replaces Section 3030, Inventories, in an effort to harmonize accounting for inventories under Canadian GAAP with IFRS.

(v)

On March 27, 2008, the Emerging Issues Committee of the CICA approved an abstract EIC-174 Mining Exploration Costs, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of such capitalized costs.  The Company has applied this new abstract for the year ended August 31, 2009 and there was no significant impact on its financial statements as a result of this abstract.

Future Canadian accounting standards:

(i)

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will therefore adopt IFRS for its August 2010 year end.  The transition date of September 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)

CICA 3064 Goodwill and Intangible Assets:

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard applies to the Company’s interim and annual financial statements effective September 1, 2009.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and associated costs.  The Company has recorded a write-down in 2009 of $1,207,000 on mineral properties abandoned.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, 90,089,293 common shares are outstanding and a total of 164,614 RSU shares have been issued.  There were no director and employee stock options outstanding and the Company had no share purchase warrants outstanding.

Subsequent Event

On October 26, 2009, the Company completed a private placement with the Company’s Chairman and CEO for 306,749 common shares at a price of $3.26 per share, resulting in net proceeds of $1,000,000 to the Company. With completion of this $1 million private placement, the $3 million private placement agreement dated February 1, 2009 between the Company and Mr. Sinclair is complete.

On November 11, 2009 the Company was advised by MDN Inc. (“MDN”) that a feasibility study and production decision would not be made by December 31, 2009.  In consideration for a second extension of the feasibility study and production decision date to December 31, 2010, MDN has agreed to issue to the Company 125,000 common shares of MDN.

The Company entered into private placement subscription agreements dated November 6, 2009 with arm’s length third parties for an aggregate 1,155,835 common shares at a price of $2.718 per share.  The proposed private placements are subject to regulatory approval.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under the capital lease, of which some are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Litigation

There are no legal proceedings which may have or have had a significant affect on the Company’s financial position or profitability.

Exploration Summary

Kigosi Project

Property Description and Location

The Kigosi Project comprises thirty one (31) prospecting licenses and applications. The project area is situated within the Kigosi Game Reserve some 100 kilometres south of Lake Victoria.

Luhwaika Prospect

Gold mineralization at the Luhwaika Prospect occurs in a series of sub-parallel and variably auriferous shear zones. The geological setting of the Luhwaika Gold Prospect shows many characteristics that are typical of classic mesothermal lode gold deposits.

At Luhwaika, two principal shear zones have been identified: the Luhwaika Main and Luhwaika West reefs. These reefs carry significant gold mineralization as evidenced by strike extensive small-scale mining and exploration shafts, and more recent drill results.

The gold mineralization in the Luhwaika Main reef is structurally controlled, consisting mostly of lodes of laminated quartz veins impregnated in strongly sheared and altered quartz sericite schist with occasional massive tabular whitish-grey quartz vein blow-outs. These veins are shear hosted, with lesser extensional veins noted in outcrop in the granite host rock.

The Luhwaika West reef, located 100-200 metres in the hanging-wall and sub-parallel to the Luhwaika Main reef, consists mainly of shear-zone hosted tabular quartz veins that often contain irregular hematite filled fracture surfaces.

Gravel Deposit

The Luhwaika Prospect is host to a potential gravel deposit which is likely a direct result of surface collapse and erosion of the Luhwaika Main and West reefs. Artisanal mining activity has concentrated on this deposit which is easily accessible for mining. The Company is currently conducting more detailed work to determine how much gold occurs in the quartz, and how much free (alluvial) gold is in the system. High grade gravels have so far been identified in three areas: the Luhwaika West reef, the Luhwaika Main reef and the Luhwaika East area.

Igunda Prospect

The structural setting of the Igunda Gold Prospect is similar to that of the Luhwaika Prospect with the exception that the former is hosted in mafic greenstone rocks intruded by lenses of felsic granitoids including quartz-feldspar porphyry. At Igunda, two principal shear zones have been identified: the Igunda A and B reefs. Closely associated with the reefs are sub parallel quartz feldspar porphyry units.

Gold mineralization is structurally controlled and the Igunda Reefs are localized in two sub-vertical dipping northwest striking shear zones, dipping steeply (75º – 85º) to the northeast. Gold mineralization also occurs in the host wall rock up to over a meter and is not confined to the veins.

Drilling

Drilling at Kigosi has been under way almost continuously during the past year, with the year-end rainy season being the notable exception. The drilling to date has focused on the Luhwaika and Igunda gold occurrences which occur within the Kigosi Lineament, an airborne magnetic feature that is known to extend for at least 35 kilometres.  In total, some 517 RC holes and 13 diamond drill holes have been drilled at Luhwaika over a strike extent of 3.6 kilometres, covering the Luhwaika Main and West reefs, the Luhwaika East area, and the German workings. Results to date indicate that there are four main targets that warrant a possible resource classification: the Igunda reefs, Luhwaika Main reef, Luhwaika West reef and sub-surface gold bearing gravel deposits that form the surface expression of the collapsed reefs.

Property Acquisitions and Abandonments

Properties are acquired on the basis of favorable geology and will be evaluated in detail by our in-house technical staff to firm up exploration potential and make them attractive to potential partners under standard royalty agreements.

The Company currently has royalty agreements with five (5) industry partners covering 68 prospecting licences and applications; 2 of these licenses are under agreement with Barrick Exploration Africa Limited (“BEAL”); 6 licenses are under agreement with MDN; 13 licenses are under agreement with Sloane; another 21 licenses and applications are under agreement with Kazakh, and the remaining 26 licenses and applications are under agreement with Songshan.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2009.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected.  The company identified a material weakness in its internal control over financial reporting as of August 31, 2009:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to financial reporting matters and internal control over financial reporting.  Specifically, certain personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for the creation, review and recording of journal entries, note disclosures and certain account reconciliations without adequate independent review and authorization.  This control deficiency, which is pervasive in impact, did not result in adjustments to the financial statements, however there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis.

KPMG LLP, an independent registered public accounting firm that audited the financial statements has also performed an audit of internal control over financial reporting.  Their report is included in the audited financial statements.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended August 31, 2009 there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

•

Management continues to review the current assignment of responsibilities to improve the segregation.  In addition, Management will identify and may hire additional accounting resources where required to redistribute and eliminate overlapping of duties.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure and determined that, as a result of the material weakness in internal control over financial reporting described above, as of August 31, 2009 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located while additional information will be available on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS
FULL CERTIFICATE

I, Regina Kuo-Lee, Chief Financial Officer, certify the following:

1. Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the financial year ended August 31, 2009.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

1.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

1.

material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

2.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

2.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2 ICFR – material weakness relating to design: The issuer has disclosed in its annual MD&A for each material weakness relating to design existing at the financial year end

1.

a description of the material weakness;

2.

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

3.

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 Limitation on scope of design:  N/A

6. Evaluation: The issuer’s other certifying officer(s) and I have

1.

evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

2.

evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

1.

our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

2.

for each material weakness relating to operation existing at the financial year end

1.

a description of the material weakness;

2.

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

3.

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

7. Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2009 and ended on August 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8. Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date:  November 27, 2009

“Regina Kuo-Lee”

_______________________
Regina Kuo-Lee

Chief Financial Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS
FULL CERTIFICATE

I, James E. Sinclair, Chief Executive Officer, certify the following:

1. Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the financial year ended August 31, 2009.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

1.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

1.

material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

2.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

2.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2 ICFR – material weakness relating to design: The issuer has disclosed in its annual MD&A for each material weakness relating to design existing at the financial year end

1.

a description of the material weakness;

2.

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

3.

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 Limitation on scope of design:  N/A

6. Evaluation: The issuer’s other certifying officer(s) and I have

1.

evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

2.

evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

1.

our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

2.

for each material weakness relating to operation existing at the financial year end

1.

a description of the material weakness;

2.

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

3.

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

7. Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2009 and ended on August 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8. Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date:  November 27, 2009

“James E. Sinclair”

_______________________
James Sinclair

Chief Executive Officer